5501 S. Broadband Lane | Sioux Falls, SD 57108 605.361.4347 | 866.559.5037 Fax: 605.782.1701

February 9, 2024

Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Victor Cecco
John Spitz
Re: Pathward Financial, Inc.
Form 10-K for Fiscal Year Ended September 20, 2023
File No. 000-22140

Dear Messrs. Cecco and Spitz:
On behalf of Pathward Financial, Inc. (the “Company”), the following response is to the comment letter dated January 31, 2024 received by the Company on January 31, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Form 10-K for the Fiscal Year Ended September 20, 2023, filed November 21, 2023.
For ease of reference, the Company has reproduced the text of the Staff’s comment in bold below, followed by the Company’s response.
Form 10-K for Fiscal Year Ended September 30, 2023
Note 15. Capital Requirements and Restrictions on Retained Earnings, page 119

1.We note your presentation on page 120 of tangible common equity excluding AOCI, which excludes the impact of accumulated other comprehensive income (loss) (“AOCI”), represents an individually tailored accounting measure given that the adjustment to exclude AOCI has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of this non-GAAP measure from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

5501 S. Broadband Lane | Sioux Falls, SD 57108 605.361.4347 | 866.559.5037 Fax: 605.782.1701

In response to the Staff’s comment, the Company will remove the presentation of this non-GAAP measure from its future filings, beginning with the Company’s Form 10-Q for the Quarter Ended December 31, 2023.
If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (551) 500-8901.

Sincerely,
/s/ Gregory A. Sigrist
Gregory A. Sigrist
Executive Vice President and Chief Financial Officer

cc:
Nadia A. Dombrowski
Executive Vice President and Chief Legal and Administrative Officer
Pathward Financial, Inc.

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